**PUBLIC POWER CORPORATION S.A.**
30, Chalkok[redacted]
10432 ATH[redacted]
Greece



05008078

**BY COURIER**

No/Date : f /ΔΙ : 279 / 9-5-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA



**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose An announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer



Enclosure
- An announcement

5/18

**PUBLIC POWER CORPORATION**

## ANNOUNCEMENT

PPC announces that in connection with our earlier announcement Nr. 18590/27.04.05 the offer price submitted to the Privatisation Agency (PA) for the acquisition of a power station located at Bobov Dol in Bulgaria on 27.04.05 was €70.9 million for the entire issued share capital of the company that owns the power station. This consideration was the highest received by the PA as part of the process. The PA is currently evaluating the completeness of the offers received and an official announcement is expected shortly.

Following completion of the above mentioned acquisition and in order to enhance further the position of its new subsidiary in the market and support its development, PPC is planning a capital increase of its subsidiary of approximately €30 million.

Athens, May 9, 2005

**PUBLIC POWER CORPORATION S.A.**
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/ΔΙ : 279/9-5-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose An announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement

PUBLIC POWER CORPORATION

## ANNOUNCEMENT

PPC announces that in connection with our earlier announcement Nr. 18590/27.04.05 the offer price submitted to the Privatisation Agency (PA) for the acquisition of a power station located at Bobov Dol in Bulgaria on 27.04.05 was €70.9 million for the entire issued share capital of the company that owns the power station. This consideration was the highest received by the PA as part of the process. The PA is currently evaluating the completeness of the offers received and an official announcement is expected shortly.

Following completion of the above mentioned acquisition and in order to enhance further the position of its new subsidiary in the market and support its development, PPC is planning a capital increase of its subsidiary of approximately €30 million.

Athens, May 9, 2005